Exhibit 99.1

News Release

Stantec Announces Three-Year Strategic Plan

Stantec Also Announces Changes to its Executive Team in Support of the Three-Year Strategic Plan and its

Financial Guidance for 2020

EDMONTON, AB; NEW YORK, NY (December 3, 2019) TSX, NYSE:STN

Stantec today outlined its three-year strategic plan for the years 2020 to 2022. Stantec also announced several appointments to, and a retirement from, its executive team, as well as its financial guidance for 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars.

Three-Year Strategic Plan

Stantec’s three-year strategy aims to:

•	Grow earnings per share at a CAGR of greater than 11% by the end of 2022;

•	Deliver a return on invested capital of greater than 10% by the end of 2022;

•	Grow net revenue at a long-term compound annual growth rate (“CAGR”) of greater than 10% through:

•	Organic revenue growth between 2% and 5% per year; and

•	Small- to medium-sized tuck-in acquisitions that continue the company’s growth in North America, grow its presence in Australia and New Zealand, and diversify its European operations; and

•	Drive adjusted EBITDA margins to the range of 16% to 17% by the end of 2022 through a combination of:

•	Continued strong execution to maintain gross margin of 53% to 55%; and

•	Efficiency initiatives to decrease administrative and marketing costs as a percent of net revenue by 50 basis points.

“We have taken deliberate action over the last year to improve our operational performance, bolster Stantec’s industry leading profit margins and position our global platform for the future. We have taken a hard, inward look on how we can strengthen our ability to maximize shareholder value and realize our full potential. Our strategic plan represents a sustainable path towards compelling earnings growth while enhancing and protecting our competitive position globally,” said Gord Johnston, Stantec’s president and chief executive officer. “The appointments we have made to our executive team are key to executing our strategic plan, driving our digital and innovation program forward, and continuing to strengthen the efficiency of our operations.”

Stantec intends to deliver its three-year strategic plan through four value creators:

Excellence: Stantec has been reshaped into a lean organization that is highly engaged with client and project work while maintaining exceptional project execution. Work to refine operations and improve execution and efficiency will continue to be a catalyst for further earnings growth.

Innovation: Investments in developing and deploying innovations that enable leading-edge services for clients and that drive operational efficiency will continue.

People: The talented people who work at Stantec remain its greatest asset. Stantec will continue to be a workplace that engages, rewards and retains the best talent.

Growth: Shareholder value will be maximized through a combination of organic and acquisition growth initiatives that are focused on the clients, markets, and geographies with the highest potential.

These value creators will drive stronger earnings margins through enhanced execution and efficiency while also delivering a great client experience. Clients will remain at the core of everything Stantec does.

Executive Leadership Team

Stantec announced the following appointments to its executive team, which will deliver on the three-year strategic plan. The appointments are effective January 1, 2020.

Stuart (Stu) Lerner - Chief Operating Officer (COO) – North America

Mr. Lerner joined Stantec in 2007 through the Vollmer acquisition, and has served as executive vice president for Stantec’s Infrastructure business operating unit since 2018. He has more than 30 years of experience in transportation infrastructure and transit-oriented development as well as experience in the heavy civil construction industry. Mr. Lerner actively promotes solutions that embrace sustainability, such as building for the future of connected/autonomous vehicles and other game-changing innovations. He has a bachelor’s degree in civil engineering from Lehigh University and a master of science degree in civil engineering from Stevens Institute of Technology. Mr. Lerner is based in New York City.

Catherine (Cath) Schefer - Chief Operating Officer (COO) – Global

Ms. Schefer joined Stantec through the acquisition of MWH in 2016, and has served as executive vice president for Stantec’s global region since 2018, having overall responsibility for the performance of all business operations outside of North America. She has over 30 years of experience in design, construction and program management of major infrastructure projects and programs. Ms. Schefer has a bachelor’s degree in civil engineering from the University of Leeds in the UK, is a chartered engineer and a fellow of the Institution of Civil Engineers. Ms. Schefer is based in Warrington, England.

Marshall Davert - Chief Innovation Officer

Dr. Davert joined Stantec through the MWH acquisition in 2016, and has served as executive vice president for Stantec’s Water business operating unit since 2017. With 35 years of experience providing strategic direction for the planning, delivery, and operation of water-related infrastructure, Dr. Davert serves as a member of the Industry Advisory Board for the Civil and Environmental Engineering Department for the University of California, Los Angeles (UCLA). Dr. Davert has a bachelor’s degree in applied mathematics from San Diego State University, master’s and doctorate degrees in civil engineering from UCLA, and has completed the General Management Program at Harvard Business School. Dr. Davert is based in Colorado.

Retirement of Scott Murray - Current COO

Stantec also announced today that current COO, Scott Murray, will be retiring at the end of 2019. Mr. Murray joined Stantec in 2008 through the acquisition of Fuller, Mossbarger, Scott and May Engineers. He held a number of leadership roles over the years, most recently as COO.

“I’d like to thank Scott for his outstanding leadership and contributions to Stantec over the years; he has played an integral role in helping Stantec grow into the Company it is today. I look forward to our ongoing partnership during this transition period and wish him all the best in his upcoming retirement,” said Gord Johnston.

Stantec’s 2020 Financial Guidance

Targets	2020
(In millions of Canadian dollars, unless otherwise stated)
Adjusted EBITDA as % of net revenue (note 1)	15.5% to 16.5%
Adjusted net income as % of net revenue (note 1)	At or above 6.0%
Return on Invested Capital (note 2)	At or above 9.0%

Guidance
Gross Margin as a % of net revenue	53% to 55%
Administrative and Marketing expenses as a % of net revenue	37% to 39%
Net Debt to Adjusted EBITDA	1.0x to 2.0x
Capital expenditures	$75 to $80
Software additions	$3 to $7
Depreciation on property and equipment	$60 to $65
Depreciation on lease assets	$113 to $118
Amortization of intangible assets related to acquisitions	$34 to $39
All other Amortization of intangible assets	$14 to $18
Effective tax rate (without discrete transactions)	28%
Earnings pattern	40% in Q1 and Q4 60% in Q2 and Q3
Days sales outstanding (DSO) (notes 1, 3)	90 days

Note 1:

EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of our MD&A found in Stantec’s 2019 Third Quarter Report and in the 2018 Annual report).

Note 2:

 ROIC is a non-IFRS metric used to evaluate returns generated from Stantec’s debt and equity capital. It represents net income before tax adjusted interest relative to the Company’s average aggregate debt and shareholders’ equity. Stantec’s method of calculating ROIC may differ from methods presented by other companies.

Note 3:  DSO of 90 days incudes deferred revenue. Excluding deferred revenue, DSO would be 103 days.

Webcast and Conference Call

Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will host a webcast presentation at 7:00 AM MST (9:00 AM EST) today to provide additional details about the strategic plan and to answer questions.

Please use the following link to register for the webcast:

https://edge.media-server.com/mmc/p/39emcgy9

The conference call and presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-367-2403 (Canada and United States) or 1-334-777-6978 (international). Please provide confirmation code 6171038 when prompted.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking information and statements within the meaning of applicable securities law (collectively, “forward-looking statements”). Forward looking statements in this news release include, but are not limited to: the financial targets of Stantec’s Strategic Plan (including its annual net revenue growth, adjusted EBITDA, earnings per share, and ROIC targets), the company’s expectations regarding its value creators (including improved execution and operational efficiencies, continued investment in innovation, retention of staff, and continued organic and acquisition growth); its expectations regarding changes to its executive team, and its 2020 Financial Guidance. These statements describe management’s expectations as of December 3, 2019 and are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that this information may not be appropriate for other purposes. Stantec does not undertake any obligations to publicly update or revise any forward-looking statements except as required by law.

By their nature, forward-looking statements require the company to make assumptions and are subject to inherent risks and uncertainties. Readers are cautioned not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Risk factors include, but are not limited to, the risk of an economic downturn, decreased spending in the private and/or public sectors, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions about the company. For more information about how other material risk factors could affect the company’s results, please refer to the Risk Factor section in Stantec’s 2018 Annual Report incorporated herein by reference. Readers can access our Annual Report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or on Stantec’s website at stantec.com.

In determining our forward-looking statements, Stantec considers material factors including assumptions about the performance of the Canadian, US, and global economies in 2020 and beyond and their effect on our business.

These key factors and assumptions include, but are not limited to, the following:

•

For 2020 and 2021, the World Bank forecasted global real GDP growth of 2.7% and 2.8% respectively; the company assumed similar growth in 2022. The Bank of Canada projected GDP growth of 1.7% for 2020 and 1.8% for 2021 for Canada, and the Congressional Budget Office projected GDP growth for the United States of 2.1% in 2020, 1.8% in 2021, and 1.7% in 2022. The Bank of England forecast GDP growth of 1.25%, 1.75%, and 2.0% for years 2020-2022. Management assumed organic revenue growth rates of low to mid-single digits, slightly ahead of expectations of GDP growth in key geographies, between 2 to 5% over the 3-year period, and supported by the company’s ability to capitalize on emerging trends including Coastal Resilience, Ecosystem Restoration, Smart Cities & Urban Places, and Energy Remix among others.

•	Management assumed the Canadian dollar would be relatively stable compared to 2019, and used average values of US$0.77, £0.61 GBP, and AUD$1.11 over the planning period.

•	In Canada, the overnight interest rate remains approximately 1.75% and outlook is clouded by ongoing global trade tensions. Average interest rates were projected to stay at current levels.

•

By the end of 2022 the company expects to reduce administrative and marketing costs as a percentage of net revenue by 50 basis points. The company expects acquisitions in its global regions to increase critical mass and improve cost synergies. The company expects annualized savings of $40-45 million from its 2019 reshaping efforts are retained going forward, and the organizational efficiency initiative will be an ongoing exercise that will lead to incremental improvements. The company expects strategies such as a growing use of its administrative support center in Pune, India to result in additional cost efficiencies.

•	To establish its effective income tax rate, management considered the tax rates substantially enacted at September 30, 2019, for the key countries it operates in.

•	Management expects to support its targeted level of organic and acquisition growth using a combination of cash flows from operations, notes from vendors, and borrowings.

•	Management assumed the dividend payout ratio will move within the range of 25-30% over the period.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact	Media Contact
Cora Klein	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-969-2018	Ph: (949) 923-6085
cora.klein@stantec.com	danny.craig@stantec.com

Design with community in mind